VF 3/1-03

**AH 2/25/2003

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48954

RECEIVED FEB 21 2003 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janco Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 415
(No. and Street)

Englewood (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley Di Cicco (303) 770-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307 (Address) Denver (City) Colorado (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley Di Cicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janco Partners, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

PAM BRODY NOTARY PUBLIC STATE OF COLORADO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANCO PARTNERS, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Changes in Shareholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5	13-14

JANCO PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Janco Partners, Inc.

We have audited the accompanying statement of financial condition of Janco Partners, Inc. as of December 31, 2002, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janco Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 17, 2003

JANCO PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	94 944
Commissions receivable		73 456
Securities owned, at market value		21 367
Due from clearing broker		272 752
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $163,646		59 215
Other assets		16 060
	$	**537 794**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	311 523
Commissions and bonuses payable		23 678
TOTAL LIABILITIES		335 201
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
SHAREHOLDERS' EQUITY (Note 3):		
Common stock, $1.00 par value; 100,000 shares authorized; 50,000 shares issued and outstanding		50 000
Additional paid-in capital		654 891
Deficit		(502 298)
TOTAL SHAREHOLDERS' EQUITY		202 593
	$	**537 794**

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:		
Commissions	$	1 878 057
Investment banking		108 928
Trading losses, net		(68 348)
Other		407 091
Total revenue		2 325 728
EXPENSES:		
Salaries and related expenses		878 283
Clearing charges		435 967
Commissions		332 227
Communications		318 207
Promotion costs		237 854
Occupancy and equipment costs		226 276
General and administrative		223 531
Total expenses		2 652 345
LOSS FROM OPERATIONS		(326 617)
Forgiveness of debt (Note 2)		220 823
NET LOSS	**$**	**(105 794)**

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

BALANCE, December 31, 2001	$	270 685
Add: accrued interest		10 138
Repayments		(60 000)
Forgiveness of debt		(220 823)
BALANCE, December 31, 2002	$	-

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Deficit	Total Shareholders' Equity
BALANCES, December 31, 2001	$ 36 500	$ 418 391	$ (396 504)	$ 58 387
Sale of common stock	13 500	236 500	-	250 000
Net loss	-	-	(105 794)	(105 794)
BALANCES, December 31, 2002	**$ 50 000**	**$ 654 891**	**$ (502 298)**	**$ 202 593**

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(105 794)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		23 646
Increase in subordinated loans due to interest		10 138
Forgiveness of debt		(220 823)
Decrease in due from clearing broker		44 450
Decrease in commissions receivable		28 538
Decrease in securities owned, at market value		73 795
Decrease in accounts payable and accrued expenses		(48 047)
Decrease in commissions and bonuses payable		(10 156)
Decrease in other assets		120
Net cash used in operating activities		(204 133)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock		250 000
Payments on subordinated loans		(60 000)
Net cash provided by financing activities		190 000
NET DECREASE IN CASH		(14 133)
CASH, at beginning of year		109 077
CASH, at end of year	**$**	**94 944**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**14 868**

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Janco Partners, Inc. (the Company) was incorporated on December 7, 1995, as a Colorado Corporation and is engaged in business as a securities broker-dealer.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended December 31, 2002, the Company has recorded securities transactions on a trade date basis. Commission revenue and related expenses have been accrued on a trade date basis.

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years. Leasehold improvements are amortized over the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, equipment and automobiles from unrelated parties under noncancellable operating leases expiring through 2005.

At December 31, 2002, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are approximately as follows:

Year	Amount
2003	$ 175 500
2004	158 500
2005	10 700
Total minimum lease payments	$ 344 700

Total rental expense of approximately $202,630, including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2002.

During the year ended December 31, 2002, the Company owed amounts to two former shareholders under subordinated loan agreements. The notes bore interest at 10% and were due May 30, 2002. The notes were approved by the National Association of Securities Dealers, Inc. as subordinated loans, and thus were available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid. On May 24, 2002, the Company paid $60,000 in full settlement of the subordinated loans and accrued interest of $280,823.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $124,113 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.70 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2002. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, amounts due from the clearing broker, payables and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

JANCO PARTNERS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2002

CREDIT:		
Shareholders' equity	$	202 593
DEBITS:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net		59 215
Other assets		16 060
Total debits		75 275
Net capital before haircuts on securities positions		127 318
Haircuts on securities positions		3 205
NET CAPITAL		124 113
Minimum requirements of 6 2/3% of aggregate indebtedness of $335,201 or $100,000, whichever is greater		100 000
Excess net capital	**$**	**24 113**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	311 523
Commissions and bonuses payable		23 678
TOTAL AGGREGATE INDEBTEDNESS	**$**	**335 201**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**2.70 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Janco Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Janco Partners, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Janco Partners, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Janco Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Janco Partners, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 17, 2003